SEVEN STARS CLOUD GROUP, INC.
55 Broadway, 19th Floor

New York, NY 10006

(212) 206-1216

August 27, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Seven Stars Cloud Group, Inc. - Registration Statement on Form S-1/A (File No. 333-224382)

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-1/A (File No. 333-224382) filed by Seven Stars Cloud Group, Inc. with the Securities and Exchange Commission on August 24, 2018:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact William N. Haddad, Esq. at (212) 503-9812

Very truly yours,

SEVEN STARS CLOUD GROUP, INC.

/s/ Federico Tovar
Federico Tovar
Chief Financial Officer

cc:	William N. Haddad, Esq.